Exhibit 99.1

OKYO Pharma Announces OK-101 Successfully Achieved Statistical Significance for Both Sign and Symptom Endpoints in its First-in-Human Phase 2 Trial of OK-101 in Patients with Dry Eye Disease

●	Statistically significant drug effects were observed in FDA-recognized efficacy endpoints as early as the 15-day first visit after dosing
●	Statistically significant improvement was observed in both a “sign” (total conjunctival staining) and two “symptoms” (burning/stinging and blurred vision), endpoints of Dry Eye Disease
●	A clear and informed path now established for further development of drug through Phase 3 registration trials
●	OK-101 exhibited placebo-like tolerability with a very low adverse event profile and no drug-related serious adverse events

London and New York, NY, January 8, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, today reports positive safety and efficacy results in its Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 ophthalmic solution in subjects with DED. This first-in-human trial of OK-101 established a clear and informed path for further development in Phase 3 registration trials.

The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% OK-101 (n=80), a second with 0.1% OK-101 (n=80), and the third cohort with vehicle (n=80). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

Highlights of OK-101 Phase 2 Trial

●	OK-101 First-In-Human trial establishes a clear clinical path for further clinical development in a Phase 3 study design using FDA recognized endpoints per the Dry Eye: Developing Drugs for Treatment Guidance for Industry. A link to this document can be found at https://www.fda.gov/media/144594/download

●	OK-101 demonstrated superiority when compared to placebo in the sign endpoint of total conjunctival staining as measured by the Ora Calibra© Staining Scale as early as Day 29 (p = 0.034).

●	OK-101 demonstrated superiority when compared to placebo across at least two symptoms of DED including burning measured by the Ora Calibra© 4-symptom questionnaire as well as burning/stinging measured by a visual analogue scale as early as Day 15 (p = 0.04 and p=0.03, respectively). A statistically significant improvement in blurred vision was also achieved at Day 29 (p = 0.01).

●	Treatment emergent adverse events (TEAEs) were observed to be similar to the placebo-treated group. No severe drug related ocular TEAEs were seen. Possible drug-related TEAEs were observed in one patient in the OK-101 0.05% treatment group and 3 patients in the placebo-treated group, again highlighting the favorable safety profile of OK-101.

●	Additionally, fewer subjects in the OK-101 treated arm discontinued study medication (2.5%) compared to discontinuations in the placebo treated patients (3.8%).

“It is remarkable that in this first in human study of OK-101 ophthalmic solution, an analysis of all randomized subjects demonstrated a persistent, statistically significant improvement in multiple dry eye-related symptoms as early as day 15, along with a sign, total conjunctival lissamine green staining, by day 29. Ameliorating this unique constellation of signs and symptoms may reflect the differentiated mechanism of action of OK-101. Also of note, drop comfort was excellent and the safety profile favorable. This is evidenced by fewer subjects discontinuing study medication in the OK-101 arm (2.5%) than the placebo arm (3.8%) due to treatment-emergent adverse events. This highly favorable tolerability profile is very significant because many patients commonly discontinue currently available dry eye medications due to unwanted side effects, such as blurred vision, conjunctival redness or altered taste sensation (dyseguesia),” said Jay Pepose, M.D., Ph.D., Founder and Medical Director of Pepose Vision Institute and Professor of Clinical Ophthalmology at Washington University School of Medicine in St. Louis.

“We were pleased to identify both a statistically significant “sign” endpoint – “total conjunctival staining”, as well as two statistically significant “symptom” endpoints – “stinging/burning” and “blurred vision” in our first trial in man. These results are extremely encouraging and will steer the selection of the future primary endpoints of subsequent Phase 3 trials of OK-101 to treat DED,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “Moreover, we were pleased to see these benefits showing up as early as 15 days after dosing, along with showing meaningful durability until the end of the trial. While we didn’t meet the original primary endpoints, the totality of the data support advancing forward with a new study design that leverages our learnings of the novel mechanism of action of OK-101. We plan to advance OK-101 into Phase 3 clinical trials, with the goal of developing a highly differentiated dry eye product to help patients underserved by current treatments. These results also further support the potential of OK-101 for the treatment for corneal neuropathic pain, which is our parallel development focus for OK-101 in 2024.”

“To our knowledge, there are no FDA approved DED drugs that have been shown in clinical studies to improve conjunctival staining, a primary “sign’” endpoint for DED drug approval,” said Dr. Raj Patil CSO of OKYO Pharma. “OK-101 is a drug with multiple novel and differentiated mechanisms of action that include anti-inflammatory activity and restoring the mucin secreting goblet cells in conjunctiva, as observed in animal models of DED. In addition, we see improvement in blurred vision, a primary “symptom” endpoint for DED drug approval, in OK-101 treated DED patients that is plausibly tied to enhancing the tear film stability and lubrication of the ocular surface by normalizing the mucin component in the tear film secreted by goblet cells. We will work with our scientific advisers and seek additional FDA guidance on next steps to designing a Phase 3 trial to confirm OK-101’s novel mechanism of action.”

“I am extremely proud of our team who executed seamlessly to complete the OK-101 trial by the end of the year and want to thank our dedicated site investigators and key opinion leaders,” said Gabriele Cerrone, Non-Executive Chairman of OKYO Pharma. “We successfully completed a Phase 2 trial of a novel compound that was previously never tested in humans that detected unequivocal efficacy signals that warrants further investigation in a larger trial.”

OKYO management plans to host a conference call to provide further data on the trial results once the Company has finished a more comprehensive analysis of the data from the trial including additional signs and symptoms of dry eye disease as well as efficacy within the more severe patient population at baseline. The conference call is planned for Q1, 2024.

About Dry Eye Disease

Dry eye disease is a common condition that occurs when an individual’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the U.S. alone and has been a difficult one to positively diagnose and to treat due to the multifactorial nature of the condition. A number of contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction. Tear film instability typically leads to inflammation and damage to the ocular surface.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial to treat dry eye disease.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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